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SECURITIES 04004442 ION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING

FEB 2 6 2004

WASHINGTON SECTION

SEC FILE NUMBER
8-30108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMVESCAP Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Peachtree Street, 22ⁿᵈ Floor
(No. and Street)

Atlanta	**Georgia**	**30361**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Ribes   **404-439-3053**
                                                                  (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

600 Peachtree Street, Suite 2800	**Atlanta**	**GA**	**30308**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____Paul Ribes_____ , swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of
_____AMVESCAP Services, Inc_____ , as of
___December 31_____ , 20 _03_____ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a
customer, except as follows:

_____

_____

_____

Signature

C Fo

Title

Notary Public

This report** contains (check all applicable boxes
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
AMVESCAP Services, Inc.
Year ended December 31, 2003
with Reports of Independent Auditors

AMVESCAP Services, Inc.

Audited Financial Statements
and Supplemental Information

Year ended December 31, 2003

Contents

0301-0387850



■ **Ernst & Young** LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
AMVESCAP Services, Inc.

We have audited the accompanying statement of financial condition of AMVESCAP Services, Inc. (the "Company") as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management.   Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States.   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.   An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.   We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMVESCAP Services, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.   The supplemental information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.   Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 6, 2004

AMVESCAP Services, Inc.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$1,162,259
Receivables from clearing broker	33,927
Prepaid expenses	97,285
Receivables from customers	1,832,186
Total assets	$3,125,657

Liabilities and stockholder's equity

Income taxes payable	$ 234,247
Accounts payable to product sponsors	1,918,588
Payable to affiliate	38,957
Accrued expenses	27,309
Total liabilities	2,219,101

Stockholder's equity:

Common stock, $1 par value; 5,000,000 shares authorized, 21,426 shares issued and outstanding	21,426
Additional paid-in capital	638,500
Retained earnings	246,630
Total stockholder's equity	906,556
Total liabilities and stockholder's equity	$3,125,657

See accompanying notes.

AMVESCAP Services, Inc.

Statement of Operations

Year ended December 31, 2003

Revenues:	
Commissions (trading and other)	$ 796,805
Interest and other income	5,093
Total revenues	801,898
Expenses:	
Commissions	(156,426)
Regulatory fees	(233,479)
Other	(17,004)
Total expenses	(406,909)
Income before income taxes	394,989
Income tax expense	(158,572)
Net income	$ 236,417

See accompanying notes.

AMVESCAP Services, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2003	$21,426	$638,500	$ 10,213	$670,139
Net income	–	–	236,417	236,417
Balance at December 31, 2003	$21,426	$638,500	$246,630	$906,556

See accompanying notes.

AMVESCAP Services, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities	
Net income	$ 236,417
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Receivable from affiliate	73,323
Receivables from clearing broker	(6,847)
Prepaid expenses	(97,285)
Receivables from customers	(1,832,186)
Accrued expenses	27,309
Payable to affiliate	38,957
Income taxes payable	134,762
Accounts payable to product sponsors	1,918,588
Total adjustments	256,621
Net cash provided by operating activities	493,038
Net increase in cash and cash equivalents	493,038
Cash and cash equivalents, beginning of year	669,221
Cash and cash equivalents, end of year	$ 1,162,259
Supplemental disclosure of cash flow information	
Federal income taxes paid affiliates	$ –
State income taxes paid	$ 23,702

See accompanying notes.

AMVESCAP Services, Inc.

Notes to Financial Statements

December 31, 2003

1. Organization

Prior to 2001, AMVESCAP Services, Inc. (the "Company") was a registered broker-dealer operation used solely for the distribution of securities of investment companies. In September 2001, the Company received approval from the National Association of Securities Dealers ("NASD") to engage in transactions of additional products, including general equity securities, municipal securities and options. The Company, however, is not currently engaged in municipal securities or options transactions.

The Company maintains an agreement with US Clearing ("USC"), a division of Fleet Securities, Inc., for clearing services on a fully disclosed basis for accounts introduced by the Company.

On September 5, 2002, the Company received approval from the NASD to participate as a member of the National Securities Clearing Corporation to clear transactions in securities of investment companies initiated by plan fiduciaries serviced by the Company's parent, AMVESCAP Retirement, Inc. (the "Parent"), only. Such transactions were not effected until January 17, 2003 and began on a limited basis at that time.

The Company, formerly known as INVESCO Services, Inc., changed its name to AMVESCAP Services, Inc. effective April, 2003. The Company is a subsidiary of the Parent, and the Parent's ultimate U.S. parent is AVZ, Inc. ("AVZ"), which is ultimately wholly owned by AMVESCAP PLC ("PLC").

2. Summary of Significant Accounting Principles

General

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Principles (continued)

Cash and Cash Equivalents

The Company considers shares of mutual funds which invest primarily in highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company owns money market mutual fund shares managed by an affiliate in the amount of $682,775 at December 31, 2003. Interest earned on these money market mutual fund shares totaled $4,854 for the year ended December 31, 2003.

Included in the cash and cash equivalents balance at December 31, 2003 is $140,000 cash subject to withdrawal restrictions and $86,402 of cash segregated and secured in accordance with federal and other regulations.

Revenue and Expense Recognition

The Company recognizes commissions revenue and expense on a trade date basis. USC is contracted for assistance in administration of the trades and the cost of such service is reflected as an expense in the accompanying statement of operations.

Income Taxes

AVZ and its subsidiaries file a consolidated federal income tax return. Each North American subsidiary is charged or credited by AVZ with an amount equivalent to the federal income tax expense or benefit as computed on a separate-return basis. The Company files a separate return for state income tax purposes. Amounts due to AVZ for federal income taxes are included in income taxes payable in the accompanying statement of financial condition.

The Company uses the asset and liability method of accounting for income taxes. Using this method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates currently in effect. Deferred tax expense represents the change in the net deferred tax liability.

AMVESCAP Services, Inc.

Notes to Financial Statements (continued)

3. Income taxes

Income tax expense for the year ended December 31, 2003 consists of the following:

Current:	
Federal	**$134,114**
State	**24,458**
Total	**$158,572**

The total provision for income taxes is more than the amount computed by applying the statutory federal income tax rate of 35% to income before taxes due to state income taxes.

The Company has no deferred tax assets or liabilities at December 31, 2003.

4. Related-Party Transactions

The Parent and the Company entered into a management agreement to compensate the Parent for management services and expenses paid by the Parent on behalf of the Company. The agreement entitles the Parent to an amount equal to the revenues, other than net trading commissions, generated by the Company. In 2003, the Company incurred and recorded $250,483 in costs related to licensing fees and other operating expenses. The Parent paid such costs in 2003. At December 31, 2003, the Company had a payable to affiliates of $38,957. This amount is non-interest bearing and due upon demand.

5. Net Capital and Reserve Requirements and Other Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires both the maintenance of a minimum level of net capital as well as a ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2003, the Company had net capital, as defined, of $772,815, which was $522,815 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 287% at December 31, 2003.

For the year ended December 31, 2003, the Company was exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii). The (k)(2)(i) provision includes establishing a customer cash account for the exclusive benefit of the customer which the Company utilizes for the transactions in investment companies initiated by plan fiduciaries serviced by the Company's Parent only. Included in cash at December 31, 2003 is $86,402 of cash segregated and secured in accordance with federal and other regulations.

For all remaining transactions, ASI did not hold customer cash or securities and cleared all transactions with and for customers on a fully disclosed basis with a clearing broker and dealer, and transmitted all customer funds and securities to the clearing broker which carries all of the accounts for such customers. The Company does not have balances which would be included in the reserve computation. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended December 31, 2003.

Supplemental Information

AMVESCAP Services, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Stockholder's equity	$ 906,556
Deduct non-allowable assets	97,285
Other deductions – Fidelity Bond	20,000
Net capital, before haircuts on securities positions	789,271
Haircuts	16,456
Net capital	772,815
Minimum net capital required	250,000
Net capital in excess of minimum requirement	$ 522,815
Aggregate indebtedness	
Total liabilities	$2,219,101
Ratio of aggregate indebtedness to net capital	287%

AMVESCAP Services, Inc.

Schedule II
Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2003

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2003.

AMVESCAP Services, Inc.

Schedule III
Statement Regarding SEC Rule 15c3-3

December 31, 2003

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(i) and (k)(2)(ii) of the Rule.

≡ ERNST & YOUNG

■ Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

■ Phone: (404) 874-8300
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

To the Stockholder and Board of Directors of
AMVESCAP Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of AMVESCAP Services, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 6, 2004